Changes in Affiliates (New Affiliate)

PT. ISI (PT. International Steel Indonesia) is a new affiliate company of the POSCO Group. POSCO owns 65 percent of the total issued and outstanding shares of PT. ISI.

Company to be affiliated:

• Company Name: PT. ISI

• Total Assets (KRW): 40,915,036,800

• Total Shareholders’ Equity (KRW): 1,163,923,200

• Total Liabilities (KRW): 39,751,113,600

• Total Capital (KRW): 11,350,832,275

• Current total number of affiliated companies: 122